FARBER HASS HURLEY, LLP
Certified Public Accountants
888 W. Ventura Blvd. Suite A
Camarillo, CA 93010
Telephone: (805) 504-8410end_of_the_skype_highlighting

April 14, 2010

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:    Tedom Capital, Inc.

Ladies and Gentlemen:

The undersigned Farber Hass Hurley, LLP, Certified Public Accountants, previously acted as independent accountants to audit the financial statements of Tedom Caiptal, Inc. We are no longer acting as independent accountants to the Company.

This letter will confirm that we have reviewed Item 4.01 of the Company's Form 8-K for filing on or about April 14, 2010 captioned "Changes In Registrant's Certifying Accountant" and that we agree with the statements made therein as they relate to us.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

/s/Farber Hass Hurley, LLP
________________________
Farber Hass Hurley, LLP